UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.
(Name of Subject Company)

interclick, inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458483203
(CUSIP Number of Class of Securities)

Michael Katz
Chief Executive Officer
interclick, inc.
11 West 19th Street, 10th Floor
New York, New York 10011
(646) 722-6260
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Industry Reaction: Yahoo! Acquires interclick For $270 Million

November 1, 2011 – 2:15 pm

Today, in spite of no CEO and rumors swirling that it will be acquired, Yahoo! acquired interclick, an advertising network which has focused on evolving its business to take advantage of the data-driven advertising space. Total cost of the deal is $270 million - all cash. Read the release.

Click below for a selection of industry executives and their "take" on the transaction:

—	Bill Wise, CEO, MediaBank (interclick board member)

—	Adam Cahil, EVP and Co-Media Director, Hill-Holliday (IPG)

—	Will Margiloff, CEO, IgnitionOne (Dentsu)

—	Rich Astley, MEC, Managing Partner, Digital Trading (GroupM, WPP)

—	Kurt Unkel, SVP, VivaKi Nerve Center (Publicis)

Bill Wise, CEO, MediaBank (interclick board member)

"When I joined the board of directors of interclick at the end of last year, I got a lot of calls and emails from people who couldn't believe I was joining the board of an ad network. That was the time of the DSP, the data exchange, the yield players, and the video & mobile start-ups. The reason I joined was two-fold. First, I fundamentally believed the market was too small for disjointed point solutions, and interclick did it all. They went premium, have the single best data activation platform in market and was applying all their display assets towards video... At scale. Second, and most important, they have an awesome team. You won't find their team on industry panels at conferences or on any lists of top ad tech people. They are a heads down, get it done, non flashy team that provides superior solutions and results for clients. Having spent 3 years after the right media acquisition at Yahoo... I can tell you a team that executes who are not political and who does NOT get caught up in the headlines is EXACTLY what Yahoo needs. It was a great acquisition for them. I hope they have the guts to turn off the other ad networks from their class II inventory and capture that revenue for themselves."

Adam Cahil, EVP and Co-Media Director, Hill-Holliday (IPG)

"We've been working pretty closely with Interclick on their Genome data platform over the past couple of months and have been really impressed with it, as well as with their team.

Their tools are all about valuing third-party data, either discretely or in combination with specific placements, and give a really insightful view into what works and why. It's one thing to know that there are lots of people in a segment that sounds like it will make sense for a campaign, and another thing to predict the value of that specific data in terms of generating the outcome you're looking for, which is what Genome does.

I think it's a great acquisition for Yahoo! The immediate benefit is gaining a team and set of tools that give them access to conversations about data-driven digital, which hasn't been a space they've competed in recently. And over the longer term the data valuation tools will be helpful in selling Yahoo! media, because what I think will be proven is that high quality content in combination with third-party data outperforms pure audience buying. It makes sense that it would, but now they'll have the data to prove it."

Will Margiloff, CEO, IgnitionOne (Dentsu)

"Despite the uncertainty of the Yahoo! ownership situation, this is an interesting deal for them. Consumers still love and flock to the Yahoo! brand as evidenced by its top-ranking in more than 5 major content/services categories. The problem has been the difficulty in consolidating registration, contextual and behavioral data of its immense user base from disparate internal fiefdoms into a dynamic, unified solution for marketers. The play here seems to be to harness InterCLICK's Open Segment Manager (OSM) and Genome Platform. These solutions were built to address the aforementioned audience data challenges and facilitate more efficient buying. Yahoo's previous attempts at managing their own inventory and data buys through platforms they’ve built like APT have not been successful. Genome should also give Yahoo! the ability to more easily port data into other buying platforms, just as it does now for InterCLICK.

With a more complete view of the user across the Yahoo! Ecosystem, this acquisition would definitively solve the problem of siloed data within business groups that has plagued them since they bought Overture.

This acquisition, among others, is a clear signal that many of our industry’s leading "tech disruptors" will find exits by being acquired by larger platforms with more complete solutions. Players within the tech space that are more of a feature than a company and are on the lower end of revenue and functionality won't be so lucky."

Rich Astley, MEC, Managing Partner, Digital Trading (GroupM, WPP)

"Yahoo's acquisition of Interclick is a clear acknowledgement that the technology stakes have been raised in the audience buying game. Yahoo! is known across the digital buying community for quality audiences at scale but the last few years have shown they have struggled to fully monetize their remnant inventory through their own network and the Right Media Exchange. Interclick provides Yahoo! with a profitable network business, a data management technology capable of merging Yahoo's valuable first party data with the third party data ecosystem, and a network sales team with a strong agency relations footprint.

The buying community will be watching closely to see how, if at all, this impacts the proposed inventory alliance between Yahoo and participating publishers. Does Interclick become a neutral marketplace enabler for buy and sell side media transactions? Or does this acquisition simply help Yahoo! improve yield on their inventory by building the data management infrastructure to enable more intelligent targeting decisions across their network? My guess would be the latter."

Kurt Unkel, SVP, VivaKi Nerve Center (Publicis)

"Mike, Jason, and the rest of the team at Interclick poured a lot of effort and experience into what they built in OSM & Genome, so it's great to see consolidation benefit some truly hard working, inspired people. As it relates to being integrated into Yahoo's overall offering - we're eager to see how it all comes together. With the media alliance announced a few weeks back, the existing Yahoo data & technology assets, and now Interclick’s talent & technology, there’s clearly great potential to maintain Yahoo’s strong reputation as a quality partner for addressability. They definitely have a lot to build on and numerous directions in which to go with a strategy. We’ve always had a great relationship with Yahoo as Vivaki and look forward to helping them define that strategy and integrate these pieces into the solutions our clients can leverage at scale and with success."

By John Ebbert